1875 K Street, N.W. Washington, DC 20006

Tel: 202 303 1000 Fax: 202 303 2000

March 16, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 471

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 471 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Company:

iShares MSCI Emerging Markets ex China ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Company, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of large- and mid-capitalization emerging market equities, excluding China.

The Fund seeks to track the investment results of the MSCI Emerging Markets ex China Index (the “Underlying Index”), which is designed to measure equity market performance in global emerging markets (with the exception of China). The Underlying Index is a free float-adjusted market capitalization weighted index that captures large- and mid-capitalization stocks across 22 of the 23 Emerging Markets countries (as defined by MSCI Inc. (the “Index Provider” or “MSCI”)), excluding China.

The Underlying Index covers approximately 85% of the free float-adjusted market capitalization of each of the following countries: Brazil, Chile, Colombia, the Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Peru, the Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United Arab Emirates.

Components of the Underlying Index primarily include consumer discretionary, financials, information technology and materials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous iShares Trust (the “Trust”) (File No. 333-98935) filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,667, filed pursuant to Rule 485(a)(2) on August 15, 2016, relating to iShares 5-10 Year USD Bond ETF (“PEA 1,667”), which became effective on October 31, 2016.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to PEA 1,667.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Portfolio Managers,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Exchange Listing and Trading,” “Portfolio Holdings Information,” “Investment Restrictions,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment

Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Taxation on Creations and Redemptions of Creation Units,” and “Miscellaneous Information.”

*  *  *  *  *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Patrick Ekeruo, Esq.
Joel Whipple
Michael Gung
Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).